Room 4561

December 6, 2007

Robert F. Gallagher
Chief Financial Officer
Stratasys, Inc.
14950 Martin Drive
Eden Prairie, Minnesota 55344

Re: Stratasys, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
File No. 001-13400

Dear Mr. Gallagher:

We have reviewed your response letter dated November 9, 2007, and have the following comments.

Form 10-K filed on March 15, 2007

Critical accounting policies

Revenue recognition, page F- 35

1. We note your response to prior comment No. 1 in which you indicate that payments from resellers are not contingent upon payments from the end customers. Describe your typical payment terms for those resellers that you consider to be small, thinly capitalized companies that rely upon sales of your products to cover their operating expenses. Do they pay within the 30 day terms generally granted to your resellers? Explain whether the small, thinly capitalized reseller's obligation to pay is implicitly excused until payment has been received from the end customer. When is payment truly due from them?

Reclassifications-page F-17

2. We note your response to prior comment No. 2. Notwithstanding your response, the materiality assessment should be based on the effect on gross margins. If the correction of gross margins is deemed material on a quantitative basis, then the typical restatement disclosures should be provided as outlined in our prior comment No. 2.

The evaluation of an error should consider the effect of the individual error on each financial statement line item, including subtotals.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Morgan Youngwood at 202-551-3479 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief